

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

Marc Angell
Chief Executive Officer
Marquie Group, Inc.
7901 4th Street North, Suite 4000
St. Petersburg, FL 33702-4305

> **Re: Marquie Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 21, 2022**
> **File No. 333-267970**

Dear Marc Angell:

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Also, indicate on the signature page, if true, that Mr. Angell is also signing in his capacity as Chief Accounting Officer or Controller. Refer to Instruction 1 to Signatures on Form S-1.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John Thomas